United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004

or

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _________ to _________

Commission file number 333-85535

Saga Communications, Inc. Employee Stock Purchase Plan

(Full title of plan)

Saga Communications, Inc.
73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236

(Name of Issuer of Securities Held Pursuant to Plan and Address of its Principal Executive Office)

Saga Communications, Inc.
Employee Stock Purchase Plan

Financial Statements as of
December 31, 2004 and 2003
and for the three years in the period ended December 31, 2004 with Report of Independent Registered Public Accounting Firm

Saga Communications, Inc.
Employee Stock Purchase Plan

Financial Statements
as of December 31, 2004 and 2003
and for the three years in the period ended December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Saga Communications, Inc.

     Employee Stock Purchase Plan

We have audited the accompanying statements of financial condition of the Saga Communications, Inc. Employee Stock Purchase Plan as of December 31, 2004 and 2003, and the related statements of income and changes in plan equity for the three years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2004 and 2003, and the changes in its plan equity for the three years then ended, in conformity with U.S. generally accepted accounting principles.

/S/ Ernst & Young LLP

Ernst & Young LLP

Detroit, Michigan
March 22, 2005

Saga Communications, Inc. Employee Stock Purchase Plan
Statements of Financial Condition

	December 31,
	2004	2003
Assets
Common stock of Saga Communications, Inc. at fair value (86,459 shares at a cost of $1,495,306 at December 31, 2004 and 71,101 shares at a cost of $1,208,784 at December 31, 2003)	$1,456,827	$1,317,496

Plan Equity
Plan equity (188 participants at December 31, 2004 and 172 participants at December 31, 2003)	$1,456,827	$1,317,496

See accompanying notes.

Saga Communications, Inc. Employee Stock Purchase Plan
Statements of Income and Changes in Plan Equity

	For the years ended December 31,
	2004	2003	2002
Additions:
Participant contributions	$352,923	$319,080	$267,270
Employer contributions	62,273	56,306	47,176

	415,196	375,386	314,446
Deductions:
Plan distributions	(148,182)	(86,595)	(74,478)

	267,014	288,791	239,968
Net unrealized appreciation/(depreciation) in fair value of investments	(127,683)	(28,056)	97,406

Net increase	139,331	260,735	337,374

Plan equity-beginning of period	1,317,496	1,056,761	719,387

Plan equity-end of period	$1,456,827	$1,317,496	$1,056,761

See accompanying notes.

Saga Communications, Inc.
Employee Stock Purchase Plan
Notes to Financial Statements
December 31, 2004

1. Description of the Plan

In 1999, the stockholders of Saga Communications, Inc. (“Company”) approved the Saga Communications, Inc. Employee Stock Purchase Plan (“Plan”) under which 1,562,500 shares of the Company’s Class A Common Stock could be sold to the Company’s employees. The Plan was effective July 1, 1999, and employees were eligible to begin contributing on October 1, 1999.

Employees are eligible to participate in the Plan if they are employed by the Company or any of its subsidiaries and 1) customarily works a minimum of 20 hours per week and 2) have completed six consecutive months of service.

Each calendar year quarter, an offering is made to eligible employees to purchase Class A Common Stock of the Company under the provisions of the Plan. An eligible employee may elect to withhold 1 to 10 percent of their compensation (up to a limit of $25,000 per year) to purchase shares of the Company’s stock at a price equal to 85 percent of the fair value of the stock as of the last day of such quarter. The Company contributes the difference between the cost of shares acquired and the participant purchase price.

Participants are not permitted under the Plan to dispose of any shares purchased under the Plan within two years after the later of (i) the beginning of the quarter in which a deduction was taken from the participant’s compensation for the purchase of the shares, or (ii) the expiration of one year from the date the shares were transferred to the participant.

Participants are immediately 100% vested in the Plan.

Shares are purchased on the last day of each quarter. There were 23,546, 20,131 and 15,868 shares issued under the Plan during 2004, 2003 and 2002, respectively. There were 8,188, 4,649 and 3,691 shares disposed of during 2004, 2003 and 2002, respectively.

The Plan will terminate upon the issuance of 1,562,500 shares pursuant to the Plan, unless an extension of the Plan is approved by the stockholders of the Company. In any event, the Plan will not continue beyond December 31, 2008. The Company currently has no intention of terminating the Plan. As of December 31, 2004, 103,171 shares have been issued pursuant to the Plan and 1,459,329 shares are available for issuance under the Plan.

Saga Communications, Inc.
Employee Stock Purchase Plan
Notes to Financial Statements (Continued)

2. Significant Accounting Policies

Administrative Expenses

The costs of administering the Plan are borne by the Company unless and until a participant receives written notice of the impositions of administrative costs, with such costs to begin effective with the next quarterly offering as described in Note 1. Currently, the Company pays all administrative fees and costs associated with the Plan. Brokerage fees or commissions when Class A Common Stock is sold are paid by the participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Investment

The fair value of common stock held in the Plan is based on the quoted market price of the Company’s Class A Common Stock on the last business day of the plan year.

3. Income Tax Status

The Plan qualifies as an employee stock purchase plan under Section 423 of the Internal Revenue Code (the “Code”) which allows employees to purchase stock at a discount without immediate taxation on the amount of the discount. The plan is not subject to the Employee Retirement Income Security Act of 1974 (ERISA).

4. Subsequent Event

Effective January 1, 2005, the Plan has been amended to reduce the compensation withholding limit from $25,000 per year to $5,000 per year per eligible employee.

EXHIBIT INDEX

Exhibit

23.1	Consent of Ernst & Young LLP

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAGA COMMUNICATIONS, INC. EMPLOYEE STOCK PURCHASE PLAN
Date: March 25, 2005	/s/ Marcia K. Lobaito
Marcia K. Lobaito
Plan Administrator